PROKOM SOFTWARE SA

FAX

It's updated information from 04 Feb 2004

to:	Division of Corporate Finance File No. 82-4700	Securities and Exchange Commission, Washington, DC, USA	+1 (202) 942 9624

from: **PROKOM Software S.A.**
81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 628 6677

SUPPL

date: 05 Feb, 2004 pages: 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 43.1 Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139,1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **NATIONAL DEPOSITORY FOR SECURITIES REGISTERED 33.500 E SERIES SHARES**

The Management Board of Prokom Software SA informs, that:

The Company received information, that on the 3rd February 2004 National Depository For Securities (KDPW SA) registered 33.500 E series ordinary bearer shares of Prokom Software SA of nominal value of PLN 1,00 each under code PLPROKM00054.

Prokom Software SA's shareholders structure after the registration:

Name	No. of votes	% of votes at the GSM	
Prokom Investments SA	2,360,573	18.24%	
Ryszard Krauze	1,888,514	14.23%	
Bank of New York	1,471,349	10.10%	
PZU S.A.	**752.036**	**5,16%**	*corrected*
Other shareholders	**7,613,413**	**52.27%**	*corrected*

04 FEB -9 AM 7:21

04012636

05 Feb, 2004 Beata Stelmach
Member of the Management Board

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

dlw 2/9

PROKOM SOFTWARE SA

FAX

to: **Division of Corporate Finance File No. 82-4700** **Securities and Exchange Commission, Washington, DC, USA** **+1 (202) 942 9624**

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 628 6677

date: 05 Feb, 2004 *pages:* 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 43.5 Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **BRINGING INTO STOCK CIRCULATION OF 33,500 E-SERIES SHARES**

The Management Board of Prokom Software SA informs, that:

on 4th February 2004 the Management Board of Warsaw Stock Exchange passed on the resolution concerning bringing into stock circulation 33,500 E-series ordinary bearer shares.

The above mentioned shares will be brought into stock circulation on the Warsaw Stock Exchange main market on 10th February 2004, on condition that on the same day the National Depository for Securities will assimilate above mentioned shares (defined with PLPROKM00054 code) with 13,533,261 shares already existing into stock circulation (defined with PLPROKM00013 code).

05 Feb, 2004 Beata Stelmach
Member of the Management Board

PROKOM SOFTWARE SA

FAX

to: **Division of Corporate Finance File No. 82-4700** **Securities and Exchange Commission, Washington, DC, USA** **+1 (202) 942 9624**

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 628 6677

date: 05 Feb, 2004 pages: 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 43.5 Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **SALE OF SUBSIDIARY – "WWW praca com"**

The Management Board of Prokom Software SA informs, that:

on 4th February 2004 the Company received an information that on 23rd December 2003 Prokom Internet SA (Prokom Software SA subsidiary throughout 95% share in capital and votes at the General Meeting) sold all shares in WWW praca com Sp. z o.o.

All 51 shares were purchased by Demos SA seated in Gdynia for the unit price PLN 1 per share.

The value of sold shares registered in the books of Prokom Internet SA on the transaction day was PLN 1.96m.

The purchaser committed itself, in the period of two years from the transaction date, to sell back on Prokom Internet SA call of 26% shares WWW praca com Sp. z o.o. for the unit price of PLN 1.

According to paragraph 2.1.30 of the Decree of the Ministries Committee, there are no connections between the Company or its Management Board or its Supervisory Board and the purchaser of the shares.

The shares sold constitute 51% of WWW praca com Sp. z o.o.'s equity which defines them as being substantial value assets.

The decision of sale of mentioned above shares results from the strategy of Prokom Software SA, which assumes de-investment of all internet assets not related directly with the software activity of the Group. The valuation of sold shares was based on company's financial condition analysis and prediction of costs indispensable for further operations.

05 Feb, 2004 Beata Stelmach
Member of the Management Board